September 17, 2007

VIA EDGAR AND FACSIMILE: (202) 772-9206

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re:	Echo Healthcare Acquisition Corp.

Registration Statement on Form S-4

Filed July 26, 2007

File No. 333-144889

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated August 22, 2007 (the “August Comment Letter”) with respect to the above-referenced Form S-4 (the “Form S-4”).

We have restated and responded to each of your comments in the August Comment Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Form S-4. An amendment to the Form S-4 is being filed concurrently reflecting the Company’s responses to your comments. Information regarding XLNT has been provided to us by or on behalf of XLNT.

General

1.

Comment: To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

Response: In response to the staff’s comment, we have made appropriate corresponding changes to all disclosures to which a comment relates and have provided section cross-references in the marked version of the S-4 and page references where a section cross-reference was not available.

2.	Comment: Please file all omitted exhibits. We will need sufficient time to review these materials and may have additional comments.

Response: We will file the omitted exhibits by amendment and understand that the staff needs an opportunity to review the exhibits prior to a request that the Form S-4 be declared effective.

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September 17, 2007

3.

Comment: We note that you have issued press releases pertaining to the merger. Consider the application of Rule 14a-12 with respect to any written communications regarding matters that are or may be subject to proxy solicitation.

Response: Echo is aware of the requirements of Rule 14a-12 under the Exchange Act and Rule 425 under the Securities Act, and for that reason has included the information required by Rule 14a-12(a) in its press releases and filed its press releases under Rule 425. Pursuant to Rule 14a-12(b), material filed under Rule 425 is deemed to be filed under Rule 14a-12.

4.

Comment: For the benefit of the shareholders, please place in a prominent area of the filing, in bold, the representation that “Shares that are not voted or that are broker non-voted or where the stockholder abstains from voting are not eligible to be converted into cash upon the completion of the merger.”

Response: In response to the staff’s comment, we have revised the Form S-4 on pages 6 and 15 and in the Notice of Special Meeting of Stockholders so that the representation now appears in bold face type. We have also added similar disclosure under the caption “The Special Meeting – Conversion Rights” in bold face type.

5.	Comment: We note that solicitations may be made in person. Please ensure your compliance with Rule 14a-6(c).

Response: Echo and XLNT are aware, and will advise other participants in the solicitation, that all written materials or instructions that discuss, review or comment on the merits of any matter to be acted on at the meeting that are furnished to persons making actual personal solicitation for their use directly or indirectly in connection with the solicitation must be filed under Rule 14a-12 no later than the date the materials are first sent or given to these persons.

6.	Comment: Please amend your filing to provide updated historical financial statements to comply with the guidance in Article 3-12 of Regulation S-X.

Response: In response to the staff’s comment, we have revised the Form S-4 generally to provide updated historical financial statements for the period ended June 30, 2007 in compliance with Article 3-12 of Regulation S-X.

Cover Page

7.	Comment: We note the statement, “The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.” Please revise your

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September 17, 2007

disclosure to clarify that the merger may not be so qualified and that the closing of the merger is conditioned upon the receipt of an opinion of counsel expressing the view that the merger will be qualified as a tax-free reorganization. Also provide confirmation that if such condition is waived, you will re-circulate an amended prospectus and will re-solicit.

Response: In response to the staff’s comment, we have revised the cover page of the Form S-4 to note that the tax opinion condition will not be waived without the approval of XLNT’s stockholders. As disclosed under the caption “Material United States Federal Income Tax Consequences of the Merger”, the consequences of the failure of the merger to qualify as a tax-free reorganization will impact only XLNT’s stockholders and will not adversely affect Echo or Echo’s stockholders. The receipt of a tax opinion is a condition to XLNT’s obligations to complete the merger, but not Echo’s obligations. Accordingly, we do not believe that any re-solicitation of Echo’s stockholders would be necessary if the opinion is not obtained.

Questions and Answers about the Merger, page 1

8.	Comment: Please explain how the exchange ratio and the aggregate consideration were determined.

Response: In response to the staff’s comment, we have revised the Form S-4 on pages 2 and 46 to describe the calculation of the aggregate merger consideration and the resulting exchange ratio.

9.	Comment: In the last Q&A on page 1 relating to the recommendation of Echo’s board, please briefly discuss the interests of the directors in the merger.

Response: Echo has added a brief discussion of the interests of Echo directors in the merger to the response to the question regarding the recommendation of the Echo board of directors on page 1 of the Form S-4.

Summary, page 9

10.

Comment: We note the statement, “This summary highlights information from this proxy statement/prospectus and may not contain all the information that is important to you.” Although a summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus, it should include all the material information. Please revise accordingly.

Response: In response to the staff’s comment, we have revised the statement in the lead-in to the Summary on page 9. The Summary itself has also been expanded to provide additional information regarding XLNT.

XLNT, page 10

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11.

Comment: Please expand to describe how XLNT generates its revenues. In this regard, we note the statement on page 33 indicating that “XLNT depends primarily on the payments of dividends and distributions form its subsidiaries.”

Response: In response to the staff’s comment, we have revised the subject disclosure under the caption “Summary – The Companies – XLNT” on page 9 to include disclosure describing how XLNT generates its revenues.

Echo’s Business Rationale for Merging with XLNT, page 10

12.	Comment: Please explain the reason for XLNT’s engaging in the merger transaction. See Item 4 of Form S-4.

Response: In response to the staff’s comment, we have revised the Form S-4 under the caption “Summary – XLNT’s Business Rationale for Merging with Echo” on page 11 to set forth the various reasons why XLNT determined to engage in the merger transaction.

13.

Comment: Please ensure that the disclosure is balanced in describing the business of XLNT. While you describe positive aspects of XLNT’s operations, you do not mention any negative aspects, such as the fact that XLNT generated net losses for the quarter ended March 31, 2007, and for the fiscal years 2006, 2005 and 2004.

Response: In response to the staff’s comment, we have revised the Form S-4 under the caption “Summary – Echo’s Business Rationale for Merging with XLNT – Demonstrated Ability to Grow Through Acquisitions” on page 11 to list several of the potentially negative aspects of the proposed transaction that were considered by Echo and we have cross-referenced this discussion to the specific risk factor as well as to the more expanded discussion under the caption “Material Potentially Negative Factors (or Risks) Considered by Echo” on page 65.

14.

Comment: We note the disclosure on page 56 that “During September and October 2006, XLNT continued to pursue its program of acquiring veterinary clinics in order to meet the threshold requirement in the original merger agreement that XLNT demonstrate minimum revenue in 2006 of $48.0 million.” We note that this minimum revenue target was later increased from $48.0 million to $57.5 million. Where you discuss XLNT’s acquisitions of veterinary hospitals in 2004, 2005, 2006 and 2007, disclose this threshold requirement in the merger agreement and disclose how many of the acquisitions were made after XLNT and Echo met in April 2006 to discuss the proposed merger.

Response: In response to the staff’s comment, we have revised the Form S-4 under the caption “Summary – Echo’s Business Rationale for Merging with XLNT – Demonstrated Ability to Grow through Acquisitions” on page 10 to disclose the number of hospitals acquired by XLNT since the initiation of discussions in April 2006 and the $48.0 million minimum 2006 pro forma revenue requirement (subsequently increased to $57.5 million). In addition, we

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have also added disclosure explaining the rationale underlying the minimum pro forma revenue requirement.

We supplementally advise the staff that when discussions were first initiated between XLNT and Echo, XLNT had recently completed a $23.0 million private placement of its Series A convertible preferred stock to institutional and other investors. The proceeds from this offering were designated to be used to fund the equity component of a series of veterinary hospital acquisitions. To that end, XLNT had negotiated and executed several of letters of intent and upon receipt of the proceeds of the Series A financing, consummated four additional acquisitions before the merger agreement with Echo was signed.

As noted in the disclosure in the Form S-4, XLNT’s business plan from its inception was to roll-up veterinary hospitals on a regional basis. As is also disclosed, Echo proposed the subject transaction in part because of the success XLNT had demonstrated building a pipeline of pending possible acquisitions. As noted in the disclosure that has been added in response to the staff’s comment, the purpose of the minimum threshold (at least from Echo’s perspective) was to ensure that XLNT achieved a “critical mass” so as to be an effective growth platform going forward to deploy the capital that Echo would provide. This critical mass did not exist at the time discussions were initiated in April 2006. While we have provided the disclosure requested by the staff, we do not believe that April 2006 represents a relevant line of demarcation for assessing the proposed transaction.

15.

Comment: In addition, where you state that the fair market value of XLNT was determined to be in excess of the minimum investment threshold of 80% of Echo’s net assets, such as in the Q&A on page 1, please disclose whether XLNT would have met this threshold when the parties first met in April 2006. If XLNT did not meet this criterion at that time, disclose what percentage of Echo’s net assets was represented by the fair market value of XLNT, and how many acquisitions were made subsequent to April 2006.

Response: As noted above, we have revised the Form S-4 under the caption “Summary – Echo’s Business Rationale for Merging with XLNT – Demonstrated Ability to Grow Through Acquisitions” on page 10 to indicate the number veterinary hospitals were acquired by XLNT subsequent to the initiation of discussions between the parties in April 2006. However, in April 2006, Echo did not attempt to determine what percentage of its net assets was represented by the fair market value of XLNT, nor could it have done so because Echo did not receive any financial information from XLNT until August, 2006. The determination of whether the proposed transaction would “pass” the 80% of net assets test was not considered by Echo’s special committee and board until late August/early September 2006 and, as noted in various places throughout the Form S-4, the special committee and board determined that the minimum revenue requirement effectively rendered that requirement moot. Reference is made to our response to Comment 14. We respectfully submit that the percentage of Echo’s net assets

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represented by the fair market value of XLNT as of April 2006 is not material to an Echo stockholder’s voting decision.

Stock Ownership, page 15

16.	Comment: As applicable, please disclose any material relationships between the identified stockholders and the registrant or its officers and directors.

Response: In response to the staff’s comment, Echo added a description of the relationship of Chicago Investments to Joel Kanter under the caption “Summary – Stock Ownership” on page 15. This relationship was previously described under “Beneficial Ownership of Securities” in the body of the Form S-4, and is now described in both locations. Echo is not aware of any material relationships with the other identified stockholders.

Remaining Conditions to the Completion of the Merger, page 17

17.	Comment: Please update to disclose whether any of the enumerated conditions have been satisfied.

Response: In response to the staff’s comment, we have revised the disclosure under the caption “Remaining Conditions to the Completion of the Merger – Conditions to Echo’s and XLNT’s Obligations” to delete the condition relating to the execution by Mr. Wallace of a new employment agreement since his new employment agreement is now in effect (and is described in the Form S-4). We have also revised the disclosure under the caption “Remaining Conditions to the Completion of the Merger – Conditions to Echo’s Obligations” to delete the condition relating to the execution by certain Significant Stockholders of co-sale agreements. Those conditions have already been satisfied.

18.	Comment: Please revise to define the term “material adverse effect” as used in this section or provide a cross reference to a section of the filing where a definition can be found.

Response: In response to the staff’s comment, we have revised the Form S-4 at the first use of the term “material adverse effect” under the caption “Remaining Conditions to the Completion of the Merger – Conditions to Echo’s Obligations” to indicate that such term is used as defined in the merger agreement and as described under the caption “The Merger Agreement – Materiality and Material Adverse Effect” on page 80 of the proxy statement/prospectus.

Conditions to Echo’s obligation, page 17

19.	Comment: Please revise the seventh bullet point to specify the matters that will be addressed by XLNT counsel’s opinion. Provide similar disclosure with

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respect to the opinion of Powell Goldstein, counsel to Echo, as discussed on page 19.

Response: The parties are currently considering waiving the requirement for the exchange of legal opinions currently contemplated by the two closing conditions noted by the staff. In the event such requirements are ultimately waived the Form S-4 will be revised to delete such conditions. Alternatively, in the event the subject closing conditions are retained, the Form S-4 will be supplemented to described such opinions and copies of such opinions will be filed as exhibits to the Form S-4.

Selected Historical and Unaudited Consolidated Financial Information, page 35

XLNT Selected Historical Financial Data, page 36

20.

Comment: Please revise the labeling of the consolidated statement of operations data pertaining to the column for the 2004 information presented in your table to clearly indicate that such information is for the period from inception (March 10, 2004) through December 31, 2004.

Response: In response to the staff’s comment, we have revised the labeling of the consolidated statement of operations data pertaining to the column for the 2004 information presented in our table on page 36 to clearly indicate that such information is for the period from inception (March 10, 2004) through December 31, 2004.

Selected Unaudited Pro Forma Combined Financial Information, page 36

Selected Unaudited Pro Forma Combined Statement of Operations Data, page 37

21.

Comment: The net loss per share - basic, amounting to $0.20 for the year ended December 31, 2006, assuming maximum conversions, does not correspond to the amount of $0.21 presented in the December 31, 2006 unaudited pro forma condensed combined statement of operations presented on page 122. Similarly, in the "Comparative Per Share Information" presented on page 38, the net loss per share - pro forma is presented as $0.20. Please revise your presentation to eliminate these discrepancies.

Response: In response to the staff’s comment, we have revised the subject disclosure to eliminate the discrepancies noted by the staff.

Risk Factors, page 23

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22.	Comment: Please relocate the risk factor section so that it immediately follows the summary section. See Item 503(c) of Regulation S-K.

Response: In response to the staff’s comment, we have relocated the Risk Factors section so that it immediately follows the summary section.

23.

Comment: Please avoid language that mitigates or qualifies the risk that you describe. We note the clause, "there are no assurances," and the statement, "XLNT intends to maintain sufficient liquidity to pay fixed expenses, such as rent and personnel costs."

Response: In response to the staff’s comment, we have revised the Risk Factors section generally to eliminate language that mitigates or qualifies the risk being described. For example, see the changes marked on pages 24, 25 and 26.

24.

Comment: All captions should describe the risk discussed in the text as well as the facts or circumstances bringing about the risk. Also ensure that the captions provide meaningful disclosure, describing in specific terms the pertinent risk. Rather than stating that the registrant or its business may be adversely affected by a risk, describe what the adverse effect may be. We note the following captions:

•	"Demand for certain products and services has declined and may continue to decline";
•	"XLNT requires a significant amount of cash to service its debt and expand its business as planned"; and
•	"Environmental liabilities could adversely affect XLNT's business."

Response: In response to the staff’s comment, we have revised the Risk Factors section generally to provide that the captions to the various risk factors describe the risk discussed in the text, the facts or circumstances bringing about the risk as well as the adverse effect that may result. For example, see the changes marked on pages 24, 25 and 26.

25.

Comment: Please avoid general risks that can apply to any registrant. The Risk Factors section should only include risks that are specific to your business and the offering. In this regard, we note the risk factor entitled "Any failure in XLNT's information technology systems could disrupt XLNT's operation." It is not clear why the described risk is relevant to XLNT's operations. Expand the text of the risk factor to discuss why XLNT may be vulnerable to disruptions in the information technology systems.

Response: In response to the staff’s comment, we have deleted the risk factor regarding a failure of XLNT’s information technology systems so as to limit the enumerated risk factors to address only risks that are specific to the business of XLNT and the offering.

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26.

Comment: We note that certain risk factors, rather than describe a risk associated with the registrant or the exchange offering, describe the consequences of not completing the merger. The disclosure contained in those risk factors is not appropriate for inclusion in the Risk Factor section. Please relocate the disclosure to a more appropriate area of the filing or eliminate the disclosure. We note the following risk factors:

•	"If 20% or more of the holders of Echo's public securities decide to vote against the proposed acquisition..." on page 38;
•	"If you do not vote your shares at the special meeting or give instructions to your broker to vote..." on page 40;
•	"If we do not consummate the merger with XLNT by March 22, 2008...” on page 40 and;
•	"Echo's stockholders may be liable for claims by third parties against us to the extent of distributions receive by them" on page 41.

Response: In response to the staff’s comment, we have eliminated the disclosure noted by the staff.

Environmental liabilities could adversely affect XLNT's business, page 36

27.	Comment: It is not clear why the risk described in this risk factor is relevant to XLNT's operations. Describe the environmental liabilities that may arise as a result of XLNT's business activities.

Response: In response to the staff’s comment, we have deleted the subject risk factor so as to limit the enumerated risk factors to address only risks that are specific to the business of XLNT and the offering.

Forward-Looking Statements, page 40

28.

Comment: Given Echo's status as a blank check company, it is not entitled to rely on the safe harbor under the Private Securities Litigation Reform Act of 1995. Accordingly, please remove any references to the safe harbor.

Response: In response to the staff’s comment, Echo has deleted references to the safe harbor under the Private Securities Litigation Reform Act of 1995.

Special Meeting, page 41

Conversion Rights, page 43

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29.	Comment: Please explicitly state the consequences to Echo's stockholders of not exercising the conversion rights as instructed.

Response: In response to the staff’s comment, we have revised the disclosure under the caption “The Special Meeting – Conversion Rights” on pages 43-44 to explicitly state the consequences to Echo's stockholders of not exercising the conversion rights as instructed. Consistent with Comment No. 4, this disclosure is presented in bold face type.

The Merger Proposal, page 46

30.

Comment: Please disclose in tabular form the items that comprise, and add up to, the total value of the transaction. As you anticipate that the total value will vary, you may provide the amounts corresponding to each item within brackets to signal that the amounts are subject to change.

Response: In response to the staff’s comment, we have revised the disclosure under the caption “The Merger Proposal” on page 46 to disclose in tabular form the items that comprise, and add up to, the aggregate merger consideration being paid by Echo in the transaction. Items comprising the aggregate merger consideration that may be variable are reflected in brackets. In addition, we have supplemented this disclosure with the inclusion of an additional table on page 47 setting forth the number of shares of Echo common stock that will be issued in exchange for the various XLNT securities.

Background of Merger, page 48

31.

Comment: If referred to in the proxy statement/prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form S-4.

Response: In response to the staff’s comment we have revised the information under “The Merger Proposal—Due Diligence—Background”on pages 67-70 to provide detailed additional disclosure regarding the analyses prepared by Morgan Joseph that was presented to the Echo board of directors on August 29, 2006, and have included a cross-reference to this additional disclosure under the “Background of the Merger” section in the disclosure regarding the August 29th Echo board meeting appearing on page 54. We believe this addresses Item 4(b) of Form S-4. We are separately providing a copy of the Morgan Joseph analyses to the staff pursuant to Rule 418.

32.

Comment: While you identify each meeting that occurred and the participants, citing only either the topic or the date of the meeting, you do not describe in detail the substance of the discussions at the meeting. For example, please:

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•	specify the details of the proposals made by the other potential merger parties and why they were unfavorable,
•	provide a brief description of the types of "questions" asked during meetings or discussions with any financial advisors,
•	clarify the nature of any material, non-public information provided to third parties during these negotiations and provide us with copies of such.

Response: In response to the staff’s comment, we note that no potential merger candidates submitted proposals to Echo. Rather, although Echo conducted varying degrees of preliminary due diligence on the various candidates listed on a spreadsheet which was used to track possible acquisition candidates. We are separately providing to the staff a copy of the spreadsheet that was used by Echo to track possible acquisition candidates. We have also added disclosure to the effect that Echo submitted two proposals to potential merger candidates that were engaged in a formal auction being administered by an investment banking firm. Echo was told that its proposals were not accepted because the valuation provided by Echo was less than proposals submitted by other bidders.

In addition, in response to the staff’s comment, we have revised the disclosure where appropriate to describe the questions asked by members of the special committee or board during meetings with Morgan Joseph.

Finally, Echo confirms that it did not provide any material non-public information regarding Echo to any third party. In this regard, we note that inasmuch as Echo is, and was at all relevant times, a blank check company with no operating business or revenue source other than interest income earned on the funds held in trust, there was little if any material non-public information about Echo to share.

33.	Comment: Disclose how contact between Echo and XLNT was initiated.

Response: Because Echo and XLNT engaged in a protracted diligence and negotiation process, we have a provided a lengthy and detailed Background section. For the staff’s convenience, we have excerpted below the disclosure from the Background section (page 48) which describes how contact between Echo and XLNT was initiated. There was no prior discussion of a possible transaction prior to the meetings described in such disclosure.

On April 26, 2006, at a dinner attended by the members of the board of directors of XLNT, Robert Wallace, the chief executive officer of XLNT, informed the board of directors of XLNT that he had been approached by a publicly-traded blank check company (not Echo) regarding the potential

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acquisition of XLNT by such blank check company. During the course of the dinner, the members of the board of directors discussed the positive and negative aspects of conducting a transaction with a blank check company. At this dinner, Joel Kanter, our President, who also is a director of XLNT, told Mr. Wallace about his role with Echo and its recently completed initial public offering, described Echo and its management team and its investment objectives. Mr. Kanter further explained what he believed were the merits of a transaction with a blank check company and the unique advantages he believed Echo possessed such as the strength of its sponsors, their respective ties to the financial community in general and the healthcare financial community in particular. He also pointed out that several of Echo’s sponsors were known to XLNT’s board of directors.

On April 27, 2006, following the completion of XLNT’s board meeting, Mr. Wallace and Mr. Kanter met for lunch to discuss a potential business combination between Echo and XLNT. Over the course of their conversation, Messrs. Wallace and Kanter came to a general understanding of how a transaction between the companies could be structured as a stock-for-stock merger, which would make available the cash in Echo’s trust fund for use in financing XLNT’s future acquisitions. Messrs. Wallace and Kanter also discussed additional benefits of the transaction such as providing XLNT with access to the public markets and a publicly traded currency that would facilitate XLNT’s ability to acquire additional veterinary hospitals and established chains of veterinary hospitals. They also discussed the attractiveness that the transaction could have for veterinarians interested in an exit strategy by providing a publicly-traded alternative to VCA, one of XLNT’s significant competitors.

34.

Comment: Discuss the exact number of acquisition targets that were considered. Expand your discussion as to why you chose not to pursue the other acquisition targets and to actively pursue the XLNT transaction.

Response: In response to the staff’s comment, additional disclosure has been added to the Background section of the Form S-4 on page 48 to disclose the number of acquisition targets that were evaluated by Echo and a summary of the various reasons why certain prospective targets were rejected. As supplemental information, we are separately providing the staff a copy of Echo’s spreadsheet that was used to track the progress of Echo’s various inquiries (please see the response to Comment No. 32) which identifies all candidates considered by Echo.

35.

Comment: We note that the after the May 19, 2006 XLNT board of directors' meeting Mr. Joel Kanter invited Mr. Wallace to make a presentation before the Echo board of directors. Please disclose whether Mr. Wallace sought the XLNT board's consent to make the presentation.

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Response: In response to the staff’s comment, we have revised the subject disclosure on page 50 to indicate that Mr. Wallace sought and obtained the consent of the XLNT board to make a presentation before the Echo board of directors.

36.	Comment: Please describe the nature of the discussions, if any, during the May 31, 2006 dinner meeting.

Response: As noted in the subject disclosure, a senior executive of another potential target company was also present at such dinner meeting. As a result, it would not have been appropriate to engage in any substantive discussions regarding a possible transaction. We confirm to the staff that there were no discussions during the May 31, 2006 dinner meeting.

37.	Comment: Please explain why one of the potential targets made a presentation to only three members of the Echo board, including Messrs. Burleson, Kanter, and Pendergest.

Response: Messrs. Burleson, Kanter and Pendergest met with the CEO of a potential acquisition candidate following the June 1, 2006 board meeting. While all of the Echo directors had been invited to participate in such meeting, the Echo board meeting was held in San Francisco and the travel arrangements for the other directors back to the east coast precluded their participation. In addition, this was the first meeting with the subject potential acquisition candidate and the involvement of the full board of directors was not deemed necessary.

38.	Comment: We note that Mr. Pendergest devised an investment assessment worksheet, which was applied to certain acquisition candidates. Please discuss the results of the assessment.

Response: In response to the staff’s comment, the subject disclosure on page 51 has been revised to reflect that the investment assessment worksheet was applied to XLNT and one other acquisition target that was then engaged in an auction and as to which Echo had conducted preliminary due diligence. The revised disclosure also notes that the results of the assessment supported a determination by Echo to submit a proposal in the other candidate’s auction (which proposal was subsequently rejected by the recipient) while continuing to conduct due diligence on XLNT on a parallel track. A copy of the investment assessment worksheet is being provided to the staff supplementally.

39.	Comment: Briefly describe the possible transaction terms that were discussed on July 24, 2006.

Response: In response to the staff’s comment, the subject disclosure on page 51 has been supplemented to disclose the material issues that were discussed.

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40.

Comment: Please explain in better detail Mr. Kanter's agreement that he would recuse himself from any consideration of the transaction in his role as a director of XLNT. Did Mr. Kanter recuse himself from all deliberations of the XLNT board? Did Mr. Kanter endeavor to ensure that his role during the negotiations between Echo and XLNT, which we note are extensive, did not present a conflict of interest, and if so, how? In that regard, we note that the special committee of the Echo board was not formed until August 29, 2006, but that Mr. Kanter continued to lead the negotiations. We also note your statement on page 48 that the terms of the merger agreement are the result of “arm's-length negotiations.”

Response: In response to the staff’s comment, the subject disclosure on page 51 has been supplemented to disclose that Mr. Kanter formally recused himself from all deliberations of the XLNT board other than to respond, in his capacity as an officer and director of Echo, to specific questions that an XLNT director might have and to provide status updates at XLNT’s periodic board meetings. The disclosure has been further supplemented by noting that Echo believed Mr. Kanter could fulfill a valuable role as a liaison between XLNT and Echo due to his established relationships but that the basis for a conflict of interest was recognized and that a special committee would need to be empanelled to closely supervise the negotiation process and deal with the terms of any transaction between Echo and XLNT that Echo might decide to pursue. We would note that the special committee was formed at such time as a reasonably complete draft of a transaction proposal had been formulated and thereafter the special committee, in general, and Richard Martin, Chairman, in particular, actively participated in and closely supervised the negotiations between Echo and XLNT.

41.	Comment: Please briefly describe the results of the analysis conducted on XLNT’s potential future growth.

Response: In response to the staff’s comment, we confirm that Mr. Pendergest’s report was an internal report prepared by an Echo officer (Mr. Pendergest) and was simply an outline of the analyses that Echo ultimately requested Morgan Joseph to run. Accordingly, the reference to Mr. Pendergest’s report has been deleted

42.

Comment: We note your statement on page 54 that, "The special committee [of the Echo's board] considered the need to employ separate counsel but determined to use Powell Goldstein since issues that can provide the basis of a conflict of interest for company counsel (e.g., the desire of management to retain their positions following the merger and counsel's relationship with management) were not present in the instant situation." Please explain whether this issue was revisited, given that Messrs. Burleson, Kanter and Martin will continue to serve as board members of the combined company.

Response: In response to the staff’s comment, we advise the staff that the issue relating to Powell Goldstein’s continuing representation of the special committee was not

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revisited after it was determined that Messrs Burleson, Kanter and Martin would serve as directors of the Echo following the acquisition of XLNT.

Material United States Federal Income Tax Consequences of the Merger, page 68

43.	Comment: Please revise to eliminate the language indicating that readers "should consult" with their own advisors, although you may suggest that course of action.

Response: In response to the staff’s comments, we have revised the subject disclosure in the last paragraph under the caption “Material United States Federal Income Tax Consequences of the Merger” to eliminate the language indicating that readers "should consult" with their own advisors. We have, however, suggested that course of action.

The Amendment Proposal, page 88

44.

Comment: In connection with the proposal to increase the number of authorized shares of common stock from 25,000,000 shares to 90,000,000 shares and the authorized shares of preferred stock from 1,000,000 shares to 10,000,000 shares, please provide the information required by Item 11 of Schedule 14A. Please discuss the reasons for the proposal and disclose whether or not there are any present plans, proposals, or arrangements to issue the newly authorized securities for acquisition or financing purposes. We note, for example, the discussion of XLNT's anticipated acquisition program. Also discuss the anti-takeover effect of increasing the number of authorized securities. Please refer to Release No. 34-15230.

Response: In response to the staff’s comment, we have revised the subject disclosure on pages 92-93 to provide the information required by Item 11 of Schedule 14A. The revised disclosure also includes a discussion of the reasons for increasing Echo’s authorized capital stock and discloses that there are no present plans, proposals or arrangements to issue the newly authorized securities for acquisition or financing purposes. However, the issuance of additional shares of common stock in connection with the continuation of the acquisition program is likely. In that regard, we advise the staff that XLNT has suspended its acquisition program pending the completion of the merger and that there are no present plans, proposals or arrangements regarding any acquisition or the issuance of shares of Echo common stock in connection therewith.

Information about XLNT, page 95

45.	Comment: Please disclose when XLNT was formed.

Securities and Exchange Commission

September 17, 2007

Response: In response to the staff’s comment, we have supplemented the disclosure under the caption “Information About XLNT – Overview” on page 99 to disclose that XLNT Veterinary Care, Inc., a Delaware corporation, was formed on March 10, 2004.

Properties, page 103

46.

Comment: We note that XLNT's facilities are subject to leases that expire at various times throughout the year. Please disclose whether the leases are renewable. If the leases are not renewable, disclose what XLNT intends to do when the leases expire.

Response: In response to the staff’s comment, we have revised the subject disclosure on page 103 to disclose that some of XLNT’s leases are month-to-month tenancies and that XLNT intends to attempt to convert such leases to leases with a term of at least one year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of XLNT, page 103

47.

Comment: We note that "“in connection with the audit of XLNT’s consolidated financial statement for the years ended December 31, 2006 and 2005, XLNT’s independent registered public accounting firm informed XLNT that it had identified material weaknesses in XLNT’s internal controls over financial reporting.” Please disclose the measures, if any, that have been implemented to addresses the material weaknesses, the associated costs, and the timeframe within which XLNT’s expects to remediate the weaknesses.

Response: In response to the staff’s comment, we have supplemented the subject disclosure under the caption “Internal Controls over Financial Reporting” on pages 116-117 to disclose the measures that XLNT has advised us it has implemented to address the material weaknesses identified by XLNT’s accounting firm as well as the associated costs and the timeframe within which XLNT’s expects to remediate such weaknesses. We note that the management letter has only recently been received by XLNT and is still being evaluated by XLNT management.

Overview of XLNT's Financial Results, page 104

48.	Comment: In this overview section, briefly discuss the reasons for increases or decreases in XLNT's financial measures, such as net revenue and net loss.

Response: In response to the staff’s comment, XLNT has supplemented the subject disclosure under the caption “Overview of XLNT’s Financial Results” on pages 104-105 to discuss the reasons for increases or decreases in XLNT’s financial measures.

Results of Operations of XLNT, page 107

49.	Comment: Throughout this section, rather than simply using the term "primarily" in describing changes, quantify the amount of the change that is attributable to the primary

Securities and Exchange Commission

September 17, 2007

source you identify. If more than one factor contributed to material changes over the reported periods, revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, net income, and selling, general and administrative expenses. See Section III.D of SEC Release 33-6835 (May 18, 1989). In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at your company that led to the changes.

Response: In response to the staff’s comment, XLNT has supplemented the subject disclosure to quantify the amount of the change that is attributable to the primary source identified and, if multiple factors contributed to such change, the amount attributable to each factor. To the extent significant developments in the marketplace or at XLNT led to the subject change, those developments have also been discussed.

Off-Balance Sheet Arrangements, page 115

50.

Comment: Please explain why you characterized XLNT's operating leases as off-balance sheet arrangements. Also provide the information required by Item 303(a)(4) of Regulation S-K concerning such arrangements.

Response: In response to the staff’s comment, the subject disclosure under the caption “Off-Balance Sheet Arrangements” on page 115 has been revised to indicate that XLNT does not have any off-balance sheet arrangements.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 124

51.

Comment: We note in the first paragraph that you indicated the unaudited pro forma condensed consolidated statements of operations, for the three-month period ended March 31, 2007, give effect to the merger as if it had occurred on January 1, 2007. However, as the latest full year financial statements presented in your filing are for calendar 2006, the assumed merger date for your statements of operations' pro forma presentation should be January 1, 2006, for all periods presented. Accordingly, please amend your filing to properly reflect in your pro forma statements of operations the effects of the merger assuming that it occurred on January l, 2006. Please refer to Article 11-02(b)(6) of Regulation S-X for further guidance.

Response: In response to the staff’s comment, XLNT has revised the subject disclosure to properly reflect in the pro forma statements of operations the effects of the merger assuming that it occurred on January l, 2006.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 133

Note 2 – Pro Forma Adjustments page 133

Securities and Exchange Commission

September 17, 2007

52.

Comment: Please revise the description for the interest income adjustments [pro forma adjustment (d)] to more clearly describe what the adjustment is, why it is being made as part of the pro forma financial statements, and how it was calculated. In this regard, it is confusing for the description to indicate interest income, yet the adjustment is a reduction of interest income.

Response: In response to the staff’s comment, we have revised the subject disclosure to more clearly describe what the adjustment is, why it is being made as part of the pro forma financial statements, and how it was calculated.

53.	Comment: Please re-itemize the pro forma adjustments presented within Tables A and B, so that similar adjustments pertaining to each table are designated with the same reference letter.

Response: In response to the staff’s comment, we have revised the subject disclosure to use different reference letters for the pro forma adjustments presented within Tables A and B to eliminate the confusion encountered by the staff.

54.

Comment: We note in the paragraph describing the contents of Table A on page 124 that you indicate that “the pro forma adjustments ... give effect as if XLNT acquired these operations on January 1, 2007.” Please amend your filing to properly reflect in your pro forma results of operations the effects of the acquisitions assuming they occurred on January 1, 2006, and describing it more accurately; that is, as if the entities were owned and operated for all of 2007. Please refer to Article l 1-02(b)(6) of Regulation S-X for further guidance.

Response: In response to the staff’s comment, we have revised the subject disclosure to properly reflect in the pro forma results of operations the effects of the acquisitions assuming they occurred on January 1, 2006.

55.

Comment: Please revise your description of pro forma adjustment (A) in Table A and pro forma adjustment (B) in Table B to replace the term “sales” with “selling,” to correspond with the line item description to which the adjustment relates.

Response: In response to the staff’s comment, we have revised the subject disclosure to revise the description of pro forma adjustment (A) in Table A and pro forma adjustment (B) in Table B (now (K) as per the response to Comment 53) to replace the term “sales” with “selling” to correspond with the line item description to which the adjustment relates.

56.	Comment: Please revise pro forma adjustment (C) of Table A to reflect the adjustment as if the acquisitions were made as of January 1, 2006, not January 1, 2007.

Securities and Exchange Commission

September 17, 2007

Response: In response to the staff’s comment, we have revised the subject disclosure to revise the pro forma adjustment (C) of Table A to reflect the adjustment as if the acquisitions were made as of January 1, 2006.

57.

Comment: Please tell us why you believe pro forma adjustments (D) and (I) in Table A and pro forma adjustments (C) and (I) in Table B are appropriate, addressing the requirements of Article 11 of Regulation S-X. We may have further comment.

Response: In response to the staff’s comment, we believe adjustments properly reflect the fact that XLNT would not have had excess cash available to invest, including the cash it acquired from the hospitals, because all such cash would have been used either to acquire the hospitals included in Tables A and B or to fund day-to-day operations and, thus would not have been invested. Note: adjustments (C) and (I) in Table B have been re-labeled and are now (L) and (R) as per the response to Comment 53.

58.

Comment: The descriptions of pro forma adjustments (F) and (G) in Tables A and B, which you indicate as being to reflect mezzanine debt interest and mezzanine debt discount amortization, should be revised to avoid any confusion that such amounts are actually related to "mezzanine debt," a term which has a specific accounting meaning, and generally relates to the specific classification of certain debt on the balance sheet. Please provide the details of this debt, including amount, interest rate, and where it is classified on the balance sheet. Also, if such debt is variable rate debt, please disclose the effects of a 1/8% interest rate change.

Response: The descriptions of pro forma adjustments (F) and (G) in Tables A and B (now O and P per the response to Comment 53) will be worded as below:

(F)

To reflect interest on $12 million, 12% notes payable, debt incurred on March 29, 2007, which is reflected in the XLNT balance sheet as of March 31, 2007 as notes payable and other long term liabilities.

(G)

To reflect amortization on $1.7 million debt discount on $12 million, 12% notes payable debt incurred on March 29, 2007, which is reflected in the XLNT balance sheet as of March 31, 2007 as notes payable and other long term liabilities.

Note 3 – Pro Forma Net Loss Per Share, page 136

59.

Comment: Please expand your disclosure to include a tabular presentation that clearly illustrates the share activity and corresponding changes in stockholders' equity that are expected to result from the planned reverse merger/recapitalization. It should be evident that the resulting share amounts correspond with those used in the determination of your pro forma earnings per share amounts.

Response: In response to the staff’s comments, we have revised the subject disclosure to include a tabular presentation that illustrates the share activity and corresponding changes in

Securities and Exchange Commission

September 17, 2007

stockholders' equity that are expected to result from the planned reverse merger/recapitalization.

Directors and Management of the Combined Company following the Merger, page 138

60.

Comment: Please revise the biographical sketches of the named officers and directors to specifically identify the term of their business activities at the referenced entities during the past five years. For example, disclose when Mr. Gene E. Burleson became Echo's chairman and chief executive officer, Mr. Zubeen Shroff became Managing Director of Galen Partners, Mr. Joel Kanter became Echo's president and secretary, and Mr. Richard O. Martin became director of Echo. Also discuss the business activities of Mr. J. David Reed between 2002 and 2004.

Response: In response to the staff’s comments, we have revised the biographical sketches of the named officers and directors to specifically identify the term of their business activities at the referenced entities during the past five years.

61.

Comment: Disclose whether the combined company will assume the obligations of the employment agreements between XLNT and Messrs. Wallace and Villasana, and the intended employment agreement with Mr. Johnson.

Response: In response to the staff’s comments, we have revised the subject disclosure on page 149 to clarify that the combined company will assume the obligations of the employment agreements between XLNT and Messrs. Wallace and Villasana, and expect to assume the obligations under the intended employment agreement with Mr. Johnson.

Certain Relationships and Related Transactions of Echo, page 143

62.

Comment: With respect to those persons that will remain associated with the surviving company in the capacity of directors or officers, provide the information specified in Item 404(a) of Regulation S-K to the extent applicable.

Response: In response to the staff’s comments, we have revised the subject disclosure to include the information specified in Item 404(a) of Regulation S-K to the extent applicable with respect to those persons that will remain associated with the registrant in the capacity of directors or officers.

63.

Comment: Consistent with Item 404(b) of Regulation S-K, please describe your policies and procedures for the review, approval, or ratification of related party transactions. Discuss the standards to be applied pursuant to the policies and procedures. Also identify the types of transactions that are covered by the policies and procedures and the persons or groups of persons who are responsible for applying the policies and procedures. State whether the policies and procedures are in writing and, if not, how the policies and procedures are evidenced.

Securities and Exchange Commission

September 17, 2007

Response: The information required under Item 18(a)(7) of Form S-4 and Item 404(b) of Regulation S-K was previously misplaced in our original filing. We have relocated this Disclosure under the heading “Directors and Management of the Combined Company Following the Merger—Certain Relationships and Related Transactions”.

If Echo adopts more specific and detailed policies and procedures prior to the effective time of the Form S-4, whether effective immediately or as of the effective time of the merger, we will describe such policies and procedures in an amendment to the Form S-4.

XLNT Compensation Discussion and Analysis, page 144

64.

Comment: Please provide the information required by Item 402 of Regulation S-K, as it relates to XLNT's compensation practices during the fiscal year 2006 and to the officers and directors who will remain with the surviving company. We note that you included prospective disclosure describing XLNT's anticipated executive compensation program and philosophy, but you do not discuss XLNT's policies as they were applied during the year 2006.

Response: In response to the staff’s comments, XLNT has supplemented the subject disclosure to provide the information required by Item 402 of Regulation S-K, as it relates to XLNT's compensation practices during the fiscal year 2006 and to the officers and directors who will remain with the surviving company.

65.

Comment: We note that the employment agreements for Messrs. Wallace and Villasana contemplate annual cash performance bonuses upon the achievement of certain performance objectives and defined operating metrics. Once you establish targets with regard to individual and aggregate bonus amounts for fiscal 2007, disclose the target levels and performance goals set for each named executive officer. To the extent you believe there is a sufficient basis to keep the targets or other factors confidential, discuss this supplementally using the standard you would use to request confidential treatment. In that case, disclose how difficult or likely you believe it will be for the executives to be awarded bonuses based on the undisclosed target and other factors listed.

Response: In response to the staff’s comments, we have disclosed on page 149 that the XLNT board has not set the bonus targets for Messrs. Wallace and Villasana. If such targets are established at any time prior to the effective time of the merger, we will describe such policies and procedures in an amendment to the Form S-4.

Tax Deductibility of Compensation, page 147

66.	Comment: Provide examples of when it would be in the company’s best interest to pay non-deductible compensation expense.

Securities and Exchange Commission

September 17, 2007

Response: In response to the staff’s comment, we have provided an example under the caption “Tax Deductibility of Compensation” on page 147 of when we believe it would be in the Company’s best interest to pay non-deductible compensation expense.

Employment Agreements, page 149

67.

Comment: We note that in July 2007, XLNT entered into new employment contracts with two officers of the company, and has expressed the intent to enter into a third employment contract with another individual. As the effects of these management agreements appear to be factually supported, are directly attributable to the transaction, and are expected to have a continuing impact, it would appear that these arrangements should be addressed in your pro forma financial statements. Accordingly, please revise your disclosure to include the effects of these arrangements, or tell us why you believe such arrangements should not be reflected in your pro forma financial statements.

Response: In response to the staff’s comment, we have included the compensation expense associated with Messrs. Johnson and Villasana in our pro forma financial statements. However, the increase in compensation for Mr. Wallace is viewed as a normal course of business adjustment and has not been so included.

Financial Statements, page 157

General

68.

Comment: We noted that other income/losses were reflected as non-operating activities in many of the individual financial statements that were provided for the various entities acquired by XLNT. As the underlying reasons disclosed for many of these individual gain/loss amounts were often limited or not further described, and the amounts at times appeared to be material to the net results of some of the entities, please tell us why such amounts were not considered to be part of operating income, and whether such amounts were fully evaluated for potential reclassification in connection with your preparation of the pro forma financial statements included in your filing.

Response: XLNT Management carefully reviewed the nature of amounts classified as other income/loss in the audited financial statements of the acquired entities and determined that the classification of these amounts (as non-operating) is consistent with XLNT’s operations, or was not deemed material to the related financial statement. The source of these amounts is varied, but includes transactions related to interest income, interest expense, sub-lease rental income and gains on sale of equipment.

XLNT Veterinary Care, Inc. and Subsidiaries, page F-1

Consolidated Statements of Cash Flows, page F-3

Securities and Exchange Commission

September 17, 2007

69.

Comment: In your presentation of cash flows, you include a line item labeled "Payments made related to prior year acquisitions," which you have classified as a "financing" cash flow. However, based on the line item description, these cash outflows appear to be subsequent adjusting payments made in connection with previous acquisitions, which should be characterized as "investing" activities, consistent with the classification of the original corresponding business acquisition cash outflow. Accordingly, please revise your statement to reclassify this line item as an investing cash flow, or tell us why you believe your classification as a financing cash flow is appropriate, in which case you should consider re-labeling this line item to more clearly describe the nature of this cash flow.

Response: In response to the staff’s comments, we have revised our Statement of Cash Flows to reclassify this line item as an investing cash flow.

XLNT Veterinary Care, Inc. and Subsidiaries, and Bascom Animal Hospital and Lawrence Pet Hospital, Inc., page F-16

Report of Independent registered Public Accounting Firm, page F-16

70.	Comment: Please amend your filing to include a signed copy of the report from your auditors, as required by Article 2-02(a) of Regulation S-X.

Response: In response to the staff’s comments, we have amended our filing to include a signed copy of the report from our auditors, as required by Article 2-02(a) of Regulation S-X.

71.

Comment: The financial statement schedules and notes that present information for the predecessor entities (Bascom Animal Hospital and Lawrence Pet Hospital, Inc.) should be clearly labeled to identify that such information pertains to the predecessors. Additionally, where columnar information is presented for both the successor and predecessor entities, please insert a solid, black, vertical line to separate the predecessor and successor information presented.

Response: In response to the staff’s comments, we have labeled the financial statement schedules and notes that present information for the predecessor entities (Bascom Animal Hospital and Lawrence Pet Hospital, Inc.) to identify that such information pertains to the predecessors. We have also inserted a solid, black, vertical line to separate the predecessor and successor information presented as requested by the staff.

Consolidated Statements of Cash Flows, page F-19

Securities and Exchange Commission

September 17, 2007

72.	Comment: Please amend your filing to include the comparative cash flow information for the predecessor entities, Bascom Animal Hospital and Lawrence Pet Hospital, Inc.

Response: In response to the staff’s comments, we have revised the Form S-4 to include the comparative cash flow information for the predecessor entities, Bascom Animal Hospital and Lawrence Pet Hospital, Inc.

Notes to Consolidated Financial Statements, page F-22

Note 11 – Commitments and Contingencies, page F-42

73.

Comment: In sub-section (d), "Right to Repurchase," you disclose that the seller has the right to repurchase Lawrence and Bascom Pet Hospitals, if XLNT does not achieve a "liquidity event." Please expand your disclosure to more fully define and describe "liquidity event," and address the circumstances and likelihood of such repurchase right being exercised by the seller.

Response: In response to the staff’s comments, we have revised the Form S-4 to expand the disclosure to more fully describe the meaning of "liquidity event" which, in the context of the acquisition of the subject hospitals, provides that unless the securities of XLNT (or its successor) are publicly traded on an established exchange within 39 months of the date of the acquisition of the subject hospital then the prior owners have the right to repurchase the subject hospitals. We also have revised the disclosure to address the circumstances and likelihood of such repurchase right being exercised by the seller. We would note that from an accounting perspective we do not believe that the exercise of such repurchase right is probable since the party entitled to exercise such right, David Reed, is currently a member of the XLNT board and will continue as a director of the combined company.

Brentwood Pet Clinic, Inc. Financial Statements, page F-161

Statements of Cash Flows, page F-168

74.	Comment: The ending amount of cash presented for the year ended December 31, 2004, in the amount of ($12,000), does not agree with the corresponding amount presented on the balance sheet of $0.

Response: In response to the staff’s comments, we have revised the Form S-4 to cause the ending amount of cash presented for the year ended December 31, 2004, in the amount of ($12,000), to agree with the corresponding amount presented on the balance sheet.

Echo Healthcare Acquisition Corp. and Subsidiary, page F-369

Financial Statements and Schedules, page F-369

Securities and Exchange Commission

September 17, 2007

Consolidated Balance Sheets, page F-371

75.

Comment: We note that you have characterized the portion of your common stock that is subject to possible conversion as a component of "commitments and contingencies." Please revise your presentation to properly classify these shares as "temporary equity."

Response: In response to the staff’s comments, we have revised the Form S-4 to classify the portion of our common stock that is subject to possible conversion as “temporary equity”.

Exhibit 23.1

76.	Comment: Please obtain a revised consent from your accountant that identifies the entity to which such consent relates.

Response: In response to the staff’s comments, we have obtained a revised consent from our accountant that identifies the entity to which such consent relates.

Exhibits 23.16, 23.19, 23.20, 23.21 and 23.22

77.	Comment: Please obtain a revised consent from your accountant that clearly indicates their "consent" to the inclusion of their report into your filing, rather than stating that they "agree."

Response: In response to the staff’s comments, we have obtained a revised consent from our accountant that clearly indicates their "consent" to the inclusion of their report into our filing.

Controls and Procedures, page 17

78.

Comment: In future filings, please disclose any change in your internal controls over financial reporting during your last quarter that has materially affected or is reasonably likely to materially affect your internal controls over financial reporting. See Item 308 of Regulation S-K.

Response: We note the staff’s comment and acknowledge our intent to comply with the requirements of Item 308 of Regulation S-K in future filings.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

Securities and Exchange Commission

September 17, 2007

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6787 or Hannah Crockett at 404-572-6891.

Very truly yours,

Rick Miller

Provided under separate cover pursuant to Rule 418:

Morgan Joseph Analyses

Spreadsheet tracking Echo’s acquisition candidates referenced in response to Comment 34

Investment Assessment Worksheet referenced in response to Comment 38

cc:	Mr. Gene Burleson
Mr. Joel Kanter
Mr. Kevin Pendergest
Eliot Robinson, Esq.
Hannah Crockett, Esq.